

Mailstop 3561

June 26, 2009

Mr. Mark Meller, Chief Executive Officer
MM2 Group, Inc.
5 Regent Street, Suite 520
Livingston, New Jersey 07039

> **Re:** **MM2 Group, Inc.**
> **Form 10-KSB for the Fiscal Year Ended June 30, 2008**
> **Filed October 14, 2008**
>
> **Form 10-Q for the Quarterly Period Ended September 30, 2008**
> **Filed November 19, 2008**
>
> **Form 10-Q for the Quarterly Period Ended December 31, 2008**
> **Filed February 17, 2009**
> **File No. 0-50292**

Dear Mr. Meller:

We issued comments to you on April 16, 2009 on the above-captioned filings. As of the date of this letter, these comments remain outstanding and unresolved. Specifically, you have not amended your Exchange Act reports in response to comments in our April 16, 2009 letter. We expect you to contact us by July 15, 2009 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by July 15, 2009, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing(s), consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You

can find more information about the staff's decision to release filing correspondence at
http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Cathey Baker at (202) 551- 3326 if you have questions.

Sincerely,

John Reynolds
Assistant Director